SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2012

Commission file number: 1-14872

SAPPI LIMITED
(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

INCORPORATION BY REFERENCE

Sappi Limited’s announcement, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, the emergence of new technologies and changes in consumer trends including increased preferences for digital media, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of restructurings, investments, acquisitions, dispositions and other strategic initiatives (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions or implementing restructurings or other strategic initiatives, and achieving expected savings and synergies, and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

Sappi Limited

Announcement

8 August 2012

Sappi Limited
(Registration number 1936/008963/06)
(Incorporated in the Republic of South Africa)
Share code: SAP; ISIN: ZAE000006284; NYSE code SPP
(“Sappi” or the “Company”)

Sappi Limited exits Chinese Joint Venture as part of Strategic Focus on High Growth Investments and Debt Reduction

Sappi Limited concluded an agreement to sell its entire 34% shareholding in the Jiangxi Chenming Paper Company Limited (JXCM), situated in Nanchang City, Jiangxi Province, China, for US$ 41.58m to the Shandong Chenming Paper Holding Company.

In 2004 Sappi joined a Joint Venture (JV) created by Shandong Chenming Paper Holding Company and other partners to explore fine paper opportunities in China. A change in strategic focus by Sappi caused this investment to be reviewed and led to discussions with the Shandong Chenming Paper Holding Company, the majority shareholder and co-founding partner of the Joint Venture. The parties have been able to reach an amicable agreement which will allow Sappi to concentrate on its strategy of investing in high growth businesses, disposing of non-core assets and reducing its debt.

Commenting on the decision Sappi CEO Ralph Boettger said: “Our Joint Venture in China has been of tremendous value to Sappi. We have gained a better understanding of the Chinese market as well as of manufacturing in China. We have built strong relationships with our Chinese partners and look forward to again working with them in the future. Sappi will remain active in China in particular through its release paper and chemical cellulose businesses.”

The implementation of the transaction is subject to various Chinese regulatory approvals, which it is anticipated will be achieved before Sappi’s financial year end on 30 September 2012.

For further information contact:
André F Oberholzer	Maarten van Hoven
Group Head Corporate Affairs	Group Head Strategy and Legal
Sappi Limited	Sappi Limited
Tel +27 (0) 11 407 8044	Tel +27 (0) 11 407 8041
Mobile +27 (0) 83 235 2973	Mobile +27 (0) 83 412 7885
andre.oberholzer@sappi.com	maarten.vanhoven@sappi.com

Graeme Wild
Group Head Investor Relations and Sustainability
Sappi Limited
Tel +27 11 407 8391
Mobile +27 (0) 83 320 8624
graeme.wild@sappi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 8, 2012

SAPPI LIMITED,

by	/s/ Laurence Newman
Name: Laurence Newman
Title: Group Financial Controler